Organogenesis Holdings Inc.

85 Dan Road

Canton, Massachusetts 02021

August 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Organogenesis Holdings Inc.

Registration Statement on Form S-3

File No. 333-281392

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Organogenesis Holdings Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-281392), as amended (the “Registration Statement”), so that it may become effective at 4:00 pm Eastern time on August 15, 2024, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Foley Hoag LLP, requests by telephone that such Registration Statement be declared effective. The Registrant hereby confirms that it is aware of its responsibilities under the Act.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Ryan Rourke Reed of Foley Hoag LLP, by telephone at (617) 832-1181 or by email at rrourkereed@foleyhoag.com.

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Very truly yours, ORGANOGENESIS HOLDINGS INC.

By:	/s/ Lori Freedman
Name: Lori Freedman Title: Chief Administrative and Legal Officer

[Signature Page to Acceleration Request]